EXHIBIT S

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s Annual Report for 2010 on Form 18-K filed with the SEC on September 30, 2011, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, including any exhibits thereto, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

SELECTED BRAZILIAN ECONOMIC INDICATORS

	2007		2008		2009		2010		2011
The Economy
Gross Domestic Product:
(in billions of constant 2011 Brazilian reais)	R$	3.577,66	R$	3.762,68	R$	3.750,27	R$	4.032,80	R$	4.143,01
(GDP at current prices in U.S.$ billions)(1)	U.S.$	1,366.5	U.S.$	1,650.9	U.S.$	1,625.6	U.S.$	2,143.9	R$	2,475.1
Real GDP Growth (decline)(2)		6.1%		5.2%		(0.3)%		7.5%		2.7%
Population (millions)		187.6		189.6		191.5		193.3		194.9
GDP Per Capita(3)	U.S.$	7,282.73	U.S.$	8,706.68	U.S.$	8,489.82	U.S.$	11,093.88	U.S.$	12,696.10
Unemployment Rate(4)		7.4%		6.8%		6.8%		5.3%		4.7%
IPCA (rate of change) (5)		4.5%		5.9%		4.3%		5.9%		6.5%
IGP-DI (rate of change)(6)		7.9%		9.1%		(1.4)%		11.3%		5.0%
Nominal Devaluation Rate(7)		(17.2)%		31.9%		(25.5)%		(4.3)%		12.6%
Domestic Real Interest Rate(8)		7.10%		6.20%		5.38%		3.66%		4.8%
Balance of Payments (in U.S.$ billions)
Exports		160.6		197.9		153.0		201.9		256.0
Imports		(120.6)		(173.1)		(127.7)		(181.8)		(226.2)
Current Account		1.6		(28.2)		(24.3)		(47.3)		(52.6)
Capital and Financial Account (net)		89.1		29.4		71.3		99.7		111.9
Overall Balance (Change in Reserves)		87.5		3.0		46.7		49.1		58.6
Total Official Reserves		180.3		193.8		238.5		288.6		352.0
Public Finance
Central Government Primary Balance (9)		2.2%		2.4%		1.3%		2.1%		2.3%
Consolidated Public Sector Primary Balance (10)		3.3%		3.4%		2.0%		2.7%		3.1%
Federal Public Debt (in R$ billions)
Domestic Federal Public Debt (DFPD or DPMFi)	R$	1,224.87	R$	1,264.82	R$	1,398.42	R$	1,603.94	R$	1,783.06
External Federal Public Debt (EFPD or DPFe)	R$	108.88	R$	132.51	R$	98.97	R$	90.10	R$	83.29
Federal Public Debt as % of Nominal GDP		37.3%		37.1%		39.9%		42.0%		45.0%
Total Federal Public Debt (in R$ billions)(11)	R$	1,333.75	R$	1,397.34	R$	1,497.39	R$	1,694.04	R$	1,866.35
General Government Gross Debt (GGGD or DBGG) (in R$ billions)(12)	R$	1,542.85	R$	1,740.89	R$	1,973.42	R$	2,011.52	R$	2,243.60
DBGG as % of GDP		58.0%		57.4%		60.9%		53.4%		54.2%
Public Sector Net Debt (NPSD or DLSP) (in R$ billions)(13)(14)	R$	1,211.76	R$	1,168.24	R$	1,362.71	R$	1,475.82	R$	1,508.55
DLSP as % of GDP		45.5%		38.5%		42.1%		39.2%		36.4%

(1)	Converted into U.S. dollars based on the weighted average exchange rate for each year.
(2)	Calculated based upon constant average 2010 Brazilian reais.
(3)	Not adjusted for purchasing power parity.
(4)	Unemployment in the metropolitan areas of Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife at the end of the relevant period.
(5)	The Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo, or “IPCA”) as reported by the National Bureau of Geography and Statistics (Fundação Instituto Brasileiro de Geografia e Estatística, or “IBGE”).
(6)	The General Price Index-Domestic Supply (Índice Geral de Preços-Disponibilidade Interna, or “IGP-DI”) is one indicator of inflation. While many inflation indicators are used in Brazil, the IGP-DI, calculated by the Getúlio Vargas Foundation, an independent research organization, is one of the most widely utilized indices.
(7)	Year-over-year percentage appreciation of the U.S. dollar against the Brazilian real (sell side).
(8)	Brazilian federal treasury securities deflated by the IPCA and adjusted at each month-end to denote real annual yield.
(9)	The Central Government consists of the National Treasury Secretariat, the Social Security System (RGPS) and the Central Bank. The Consolidated Public Sector consists of the Central Government, Regional the Governments and the Public Enterprises, except Petrobras and Eletrobras.
(10)	Primary results represent Government revenues less Government expenditures, excluding interest expenditures on public debt.
(11)	Total Federal Public Debt announced by the National Treasury Secretariat.
(12)	The General Government Gross Debt (GGGD) pertains to that of the federal, state and municipal governments, both with the private sector and the public financial sector. However, debts that are the responsibility of state-owned companies (at the three levels of government) are not covered by the GGGD category. Although the Central Bank is not an entity whose liabilities figure in this indicator, its open-market operations committed to the financial sector are classified as general government debt.

(13)	The Net Public Sector Debt (NPSD) refers to the total obligations of the non-financial public sector deducted from its financial assets held by non-financial private agents as well as public and private financial agents. For Brazil, unlike for many other countries, net debt includes Central Bank assets and liabilities including, among other items, international reserves (assets) and the monetary base (liabilities).
(14)	NPSD is the main indebtedness indicator used by the Brazilian government when making economic policy decisions and, as compared to GGGD, more adequately reflects the dynamics of public liabilities and the government’s fiscal efforts, which are shown by the consolidated primary balance at all levels. For example, in its fiscal reports, the federal government generally focuses on the NPSD/GDP ratio, and includes in its Budgetary Guidelines Law (LDO) an annual estimate of this indicator’s evolution for the current year and three subsequent years, based on its expectations about real interest rates, economic growth and primary surplus targets for the whole public sector.

Sources: IBGE; Getúlio Vargas Foundation; Central Bank of Brazil; National Treasury Secretariat

Recent Political Developments

President Rousseff was elected President of Brazil on October 31, 2010 and took office on January 1, 2011, replacing former president Luiz Inácio Lula da Silva. President Rousseff is a member of the Workers’ Party (Partido dos Trabalhadores, or “PT”). During the October 2010 elections, 513 federal deputies and 54 of 81 senators were elected, taking office on February 1, 2011. Following the October 2010 elections, the coalition of political parties supporting President Rousseff obtained 59% (304/513) of the seats in the Chamber of Deputies and 62% (50/81) of the seats in the Senate. As of April 4, 2012, 64% (326/513) of the seats in the Chamber of Deputies and of and 70% (57/81) of the seats in the Senate are held by parties that support President Rousseff.

On February 1, 2011, Senator José Sarney and Representative Marco Maia, both allied to President Rousseff, were elected presidents of the Senate and of the Chamber of Deputies, respectively. On March 6, 2012, the Senate rejected President Rousseff’s appointment of Bernardo Figueiredo to head the National Agency of Land Transportation (ANTT). This led President Rousseff to replace two congressional leaders, Senator Romero Jucá (PMDB) and Representative Cândido Vaccarezza (PT), in their roles as organizers of coalition votes in their respective chambers. Although there is tension within President Rousseff’s coalition of political parties, President Rousseff still has the support of the majority of Congress.

Law No. 12,618, dated April 30, 2012 reformed Brazil’s civil servants pension system. Pursuant to the new legislation, which seeks to reduce gradually the Republic’s social security system deficit, the maximum amount of an individual pension granted to a federal-government servant now equals the maximum limit applicable to a pension granted to a private-sector worker (currently R$3,916.20 a month). In order to receive pension benefits above the maximum limit, public servants with salaries above such limit may make additional contributions to their retirement plans. In such cases, the Government will match the public servant’s contribution, up to a maximum of 8.5% of the amount by which the public servant’s salary exceeds the pension limit. Public servants whose salaries are below the maximum limit will also be allowed to make additional contributions, but the Government will not match additional contributions in such cases.

On May 4, 2012, Provisional Measure 567/2012 became effective, changing the interest rate calculation methodology applicable to new deposits made into savings accounts in Brazil. The methodology applicable to existing deposits will remain unchanged. Under the new rules, interest paid in connection with new deposits made into savings accounts generally will be variable and adjusted based on the target Selic rate set by the Brazilian Central Bank Monetary Policy Committee (COPOM). When the target Selic rate set by COPOM is at or below 8.5%, interest payable for new savings account deposits will be TR (reference rate) plus 70% of the target Selic rate. However, when the target Selic rate is set above 8.5% per year, interest payable on new savings account deposits will be TR plus 6.17% per year. The new rules are designed to ensure that the yield on a savings account, a virtually risk-free type of investment, remains consistently below the yields on fixed income funds and time deposits, even at low Selic rates, thus preventing large transfers from these types of investments to savings accounts.

On April 25, 2012, the Brazilian Senate approved Resolution No. 13 which unifies the rate of the Tax on Circulation of Goods and Services (ICMS) on imported products to 4%. The measure, in practice, ends the so called “war of the ports,” in which the Brazilian states competed by granting subsidies for products from other countries. The measure takes effect from January 1st, 2013.

On May 16, 2012, Law No. 12,527, dated November 18, 2011, came into force to regulate access to information as established in the Brazilian Constitution and to guarantee to Brazilian citizens access to the public documents of the three branches of government (federal, state, provincial, and municipal). According to the Law, public institutions have a duty to make basic information available on the Internet, including matters of jurisdiction, organizational structure, and budget execution. Secrecy is only justified when necessary for protection of state security and information of a personal nature. As a consequence of this law, and also to improve the policy committee’s decision-making process, the Brazilian Central bank will begin publishing board members’ votes on interest rates from the COPOM meeting of May 29-30, 2012.

On May 25, 2012, President Rousseff vetoed 12 articles of the forest bill approved one month earlier by Congress, aiming at updating the Forest Code (Código Florestal Brasileiro), originally established in 1965. The new Forest Code has been an attempt to reach a compromise for farmers and environmentalists. Rousseff must now send the bill back to Congress, which could override her vetoes with an absolute majority, meaning over 50% of the membership. Brazil’s Forest Code will continue to require that growers maintain forest coverage equating to 20% of the farming area in much of the southeast, 35% in Savannah areas and 80% in the hot and humid Amazon. The new code will soften the requirements of the original law by allowing separate mandatory coverage of hilltops and riversides to count toward this coverage and enable those who cleared land to lease forested land nearby as a substitute.

Gross Domestic Product

Brazil’s GDP increased 2.7% in 2011 relative to the previous year. The agricultural and industrial sectors increased by 3.9% and 1.6%, respectively, in 2011, relative to the previous year, whereas the services sector increased by 2.7%. Gross Fixed Capital Formation (investments in manufacturing plants, machinery and capital equipment) increased by 4.7% in 2011 relative to 2010. Household consumption rose by 4.1% in 2011 relative to 2010.

The latest data released from Quarterly National Accounts showed that, in the seasonally-adjusted series, GDP increased 0.2% in the first quarter of 2012, compared with the fourth quarter of 2011. In the same series and for the same periods, the industry sector had the best performance, with an increase of 1.7%, followed by the services sectors, with an increase of 0.6%, while the agriculture and livestock farming decreased 7.3%.

From the first quarter of 2011 through the first quarter of 2012, the Value Added at Basic Prices rose 0.6% and taxes on products less subsidies grew 1.6%. With respect to internal demand, gross formation of fixed capital fell 2.1% in the first quarter of 2012 relative to the first quarter of 2011. At the same time, general government consumption expenditure grew by 3.4%, followed by household consumption expenditure, which rose 2.5%.

On March 26, 2012, Brazil’s Finance Ministry extended the Industrialized Products Tax (Imposto Sobre Produtos Industrializados – IPI) exemption applicable to certain home appliances for three months and cut the IPI for four consumer products, including furniture. The tax breaks were adopted to expand and strengthen the economy and family consumption. They will cost the government R$498 million in lost revenue.

On April 3, 2012, the Government announced new measures to encourage investment and to protect Brazil’s national economy. As part of its package, the Government will eliminate R$7.2 billion in payroll taxes through 2013 for employers operating in industries harmed by surges of imports into Brazil. To offset revenue lost as a result of the reduced payroll tax, the Government will impose a new tax on certain businesses operating in Brazil’s manufacturing and service sectors, with the tax rate ranging from 1% to 2% depending on the industry. Government-backed trade financing for 2012 will also be expanded from R$1.2 billion to R$3.1 billion. In addition, the package includes tax incentives designed to attract investment in Brazil’s car industry. These tax incentives will be implemented from 2013 to 2017. The Republic’s development bank, BNDES, will also expand its subsidized lending with support from the National Treasury in the amount of R$45 billion.

On May 21, 2012, the Federal Government announced a set of measures to stimulate the economy, focused on the automotive industry and capital goods. The measures include reducing the Tax on Financial Operations (IOF) imposed on credit to individuals, the rates of Industrialized Products Tax (IPI) on vehicles and the reduction of interest rates of the Investment Support Program (PSI). The Brazilian Central Bank will allow banks to withdraw R$ 18 billion from their reserves requirements to provide loans for motor vehicle purchases. This package of measures will remain in force until August 31, 2012, and the tax measures are expected to cost taxpayers around R$1.2 billion.

On June 15, 2012, the government announced a set of measures that are going to boost the States investment capacity to invest. These measures are “an anti-cyclical policy of the state and federal government to reduce the exposure to the international crisis,” according to Guido Mantega, Minister of Finance. State development bank BNDES will lend R$ 20 billion to States as part of a government plan to revive economic growth by boosting investments in infrastructure. The government also approved stimulus to the Public Private Partnership to reduce the cost of the projects. Another measure announced was the opening of a new round of negotiations to extend the limit of indebtedness of the States within the Fiscal Adjustment Program.

On June 27, 2012, the Brazilian government unveiled a new round of stimulus measures on pledging to boost government purchases and lower subsidized lending rates for companies. The program will encompass R$ 8.4 billion for increasing investments in the second half of 2012. The list of acquisitions includes the purchase of agricultural machinery and equipment to the agriculture, health, education and defense sectors.

Also on June 27, 2012, the Brazilian government announced a cut in the long-term interest rate (TJLP) valid for the next quarter (July through September), from 6% to 5.5 % per year, as a way to reduce costs for investments financed by the BNDES (development bank).

On June 29, 2012, the federal government decided extends reductions in the IPI on home appliances for two months and reductions on furniture for three months. The tax breaks will cost the government R$377 million in lost revenue.

Employment

For 2011, the group of six metropolitan areas surveyed by IBGE’s Monthly Employment Survey (São Paulo, Rio de Janeiro, Belo Horizonte, Recife, Salvador and Porto Alegre) had an estimated average unemployment rate of 6.0%. In May 2012, the surveyed unemployment rate decreased to 5,8%, from 6.0% in April 2012.

Prices

The National Extended Consumer Price Index (IPCA) rose 4.5% in 2007, 5.9% in 2008, 4.3% in 2009, 5.9% in 2010 and 6.5% in 2011. In June 2012, the IPCA rose 0.08% for a cumulative increase of 4.92% for the trailing 12 month period, compared to an IPCA increase of 4.99% for the trailing 12 month period ending in May 2012. The accumulated inflation rate (as measured by IPCA) in 2012 stood at 2.32%.

The inflation rate (as measured by IGP-DI) rose 7.9% in 2007 and 9.1% in 2008, decreased 1.4% in 2009, and increased 11.3% in 2010 and 5.0% in 2011. In June 2012, the IGP-DI rose 0.69% compared to 0.91% in May 2012. As of June 30, 2012, the IGP-DI for the trailing 12 month period was 5.66 % and the cumulative rate for 2012 is 3.59%.

Monetary Policy

After setting the Over/Selic rate on September 2008 at 13.75%, the Central Bank reduced the rate in January 2009 to 12.75%. During the months of March, April, June and July 2009, the rate was further reduced to 11.25%, 10.25%, 9.25% and 8.75%, respectively.

Beginning an adjustment process of monetary conditions in view of the economic outlook, particularly to address any potential inflationary pressures, the Central Bank decided to increase the Over/Selic rate from 8.75% to 9.50% on April 28, 2010, to 10.25% on June 9, 2010, to 10.75% on July 21, 2010, to 11.25% on January 19, 2011, to 11.75% on March 2, 2011, to 12.00% on April 20, 2011, to 12.25% on June 8, 2011 and to 12.50% on July 20, 2011. On August 31, 2011, the Central Bank decided to decrease the Over/Selic rate to 12.00%. On October 19, 2011, the Central Bank decided to decrease the Over/Selic rate to 11.50%. and on November 30, 2011 the Central Bank decided to decrease the Over/Selic rate to 11.00%.

On October 5, 2010, through Decree No. 7,323, the Government increased from 2% to 4% the IOF tax on foreign portfolio investment in fixed-income instruments. The Government’s intention was to avoid overvaluation of the Brazilian real and to protect the Brazilian financial market. As part of this set of measures, Brazil’s National Monetary Council, or CMN, approved Resolution No. 3,911 on October 5, 2010, widening the window for purchasing currency on the foreign exchange market for debt payments to 1,500 days from 750 days. This measure applies to both private borrowers and to the National Treasury. With this measure, the Government can increase its purchases of dollars in the local currency market to pay foreign debt obligations. With the same objective, on September 17, 2010 the Government authorized the managers of Brazil’s Sovereign Fund, FSB, to purchase dollars. On October 18, 2010, through Decree No. 7,330, the Government announced an additional increase in the IOF tax on foreign portfolio investment in fixed-income instruments, from 4% to 6%, and a separate increase in the IOF tax on margin operations with respect to the futures market in Brazil, from 0.38% to 6%.

On December 3, 2010, the CMN and the Board of Governors of the Central Bank adopted a set of macro-level precautionary measures in order to improve the existing regulatory tools, maintain the stability of the National Financial System (SFN) and further the ongoing sustainable development of the credit market. The initiatives were also aimed at continuing the process of gradually withdrawing measures introduced to minimize the effects of the 2008 international financial crisis. As a result, the additional reserve requirements for demand and time deposits increased from 8% to 12% and the reserve requirement time deposits increased from 15% to 20%.

On April 8, 2011, pursuant to Decree No. 7,458, the IOF tax on consumer loans was raised from 1.5% to 3.0% per year. The higher tax will be levied on all consumer loans, except mortgages and loans for legal entities.

The IOF increase is a macro-prudential measure aimed at slowing credit growth, consumption and inflation. The IOF rate on credit card purchases abroad was increased on March 25, 2011, pursuant to Decree No. 7.454, from 2.38% to 6.38%.

On December 1, 2011, the Finance Minister, Guido Mantega, announced a list of measures to expand and strengthen the economy and family consumption. The IOF tax on consumer loans was decreased from 3.0% to 2.5% per year. The Industrialized Products Tax (Imposto Sobre Produtos Industrializados – IPI) on certain major appliances was reduced and the Civil Construction Tax of a strategic housing program (“Minha casa, Minha Vida”, or “My House, My Life”) was decreased from 6.0% to 1.0%.

In its last meeting, held on July 11 and 12, 2012, the COPOM cut the Selic interest rate by 50 basis points, from 8.5% to 8%. It was the eighth consecutive cut. In making its decision, COPOM noted that the risks to the path of inflation remain limited. COPOM also noted that, because of the fragility of the global economy, the external sector`s contribution has been disinflationary recently.

Foreign Exchange

The Brazilian real-U.S. dollar exchange rate (sell side), as published by the Central Bank, was R$1.6662 to U.S.$1.00 on December 31, 2010, R$1.8758 to U.S.$1.00 on December 30, 2011 and R$2.0413 to U.S.$1.00 on July 24, 2012.

On December 1, 2011, the Finance Minister, Guido Mantega, announced a list of measures to expand and strengthen the economy and family consumption. One of the measures focused on the capital market reduced the IOF tax on share and debentures investments to zero from 2.0% and 6.0%, respectively.

Through Decree No. 7,632 of December 1, 2011, the Government implemented a change to the Financial Transactions Tax (IOF), allowing it to tax derivatives transactions by foreign investors. Although the Government has the power to levy this tax, the IOF tax rate on derivatives has been set to zero since the decree was enacted.

Through Decrees No. 7,683 of February 29, 2012 and No. 7,698 of March 9, 2012, the Government implemented additional changes to the IOF as a part of its efforts to counteract appreciation of the real. Specifically, the IOF tax was expanded to tax, at a 6% rate, currency exchange transactions in connection with the entry into Brazil of amounts originated from loans and/or securities contracted and/or issued abroad with an average term of equal to or less than 1,800 days.

On June 14, 2012, the Federal government has announced that the 6% IOF entry tax on foreign borrowing will now apply to loans above two years, instead of five years. The Finance minister explained that this change aims to increase resources availability for financial institutions and Brazilian companies and facilitate the rollover of debts previously contracted.

Balance of Payments; Foreign Trade; International Reserves

In 2011, Brazil registered a trade surplus of approximately U.S.$29.8 billion, compared to a trade surplus of approximately U.S.$20.1 billion in 2010. Exports in 2011 totaled U.S.$256 billion, a 26.8% increase over 2010, while imports totaled U.S.$226.2 billion, a 24.5% increase over 2010. Despite the trade surplus, the current account registered a deficit of approximately U.S.$52.6 billion in 2011, compared to a deficit of approximately U.S.$47.3 billion in 2010. The current account deficit has been offset by inflow trough the capital-financial account, leading to a balance of payments surplus of approximately U.S.$58.6 billion in 2011, compared to a surplus of approximately U.S.$49.1 billion in 2010.

The current account deficit accumulated over the 12-month period ending June 30, 2012 was approximately U.S.$ 51.8 billion, compared to an accumulated deficit of approximately U.S.$ 49.5 billion over the previous 12 months through June 30, 2011. As of June 30, 2012, the services and income account accumulated over the previous 12 months showed a deficit of U.S.$ 78.6 billion and the current unilateral transfers account accumulated over the previous 12 months showed a surplus of U.S.$ 2.9 billion. The balance of payments surplus accumulated over the previous 12 months was approximately U.S.$ 37.5billion through June 30, 2012, compared to an accumulated surplus of approximately U.S.$ 75.3billion through June 30, 2011.

As of June 30, 2012, the trade surplus accumulated over the previous 12 months was approximately U.S.$ 23.9 billion versus an accumulated 12 month trade surplus of approximately U.S.$ 25.2 billion recorded through

June 30, 2011. Exports accumulated over the previous 12 months totaled U.S.$ 254.9 billion through June 30, 2012, a 10.4% increase from the U.S.$ 231 billion recorded in the 12 months ended June 30, 2011. Imports accumulated over the previous 12 months totaled U.S.$ 231 billion through June 30, 2012, a 12.3% increase from the U.S.$ 205.8 billion recorded through June 30, 2011.

Brazil’s international reserves (which include gold and foreign exchange holdings) totaled U.S.$288.6 billion on December 31, 2010, and U.S.$352.0 billion on December 30, 2011. On July 23, 2012, Brazil’s international reserves totaled U.S.$374.9 billion.

In June 2012, as part of a larger bilateral trade agreement Brazil and China entered into a preliminary local currency (yuan/real) swap agreement, which would allow each of the two nations’ central banks to access the other country’s central bank of up to 190 billion yuan (or R$60 billion) to boost financial reserves. This arrangement could eventually include other emerging market countries.

Foreign Investment

Net foreign direct investment totaled approximately U.S.$66.7 billion during 2011, compared with approximately U.S.$48.5 billion in 2010.

As of June 30, 2012, the net foreign direct investment accumulated over the previous 12 months was approximately U.S.$64.0 billion compared to approximately U.S.$68.9 billion accumulated in the 12-month period ended June 30, 2011.

On March 21, 2012, criminal charges were filed against the oil company Chevron and drill-rig operator Transocean concerning a November 2011 oil spill in the Atlantic Ocean off the coast of the state of Rio de Janeiro. Brazilian authorities ordered certain officers of these companies, some of whom were not citizens of Brazil, to surrender their passports and remain in Brazil pending the criminal investigation. The impact of these events on future foreign investments in the Brazilian oil business is unclear.

Fiscal Policy

According to the Budget Directives Law No. 12,465, dated August 12, 2011, the consolidated public sector primary balance target for 2012 was set at a R$139.8 billion surplus, an amount that may be reduced by up to R$40.6 billion of expenses from the Growth Acceleration Plan (Plano de Aceleração do Crescimento, or “PAC”).

On January 19, 2012, President Rousseff signed the Annual Budget Law No. 12,595, or LOA (Lei Orçamentária Anual), for 2012. The primary balance target was set at a R$139.8 billion surplus, an amount that may be reduced by up to R$25.6 billion of PAC expenses. However, the Government has no current plans to exercise this surplus reduction.

On February 15, 2012, the Government announced a R$55 billion reduction in budget spending in 2012 as part of an annual fiscal exercise designed to limit inflation and signal the Government's commitment to austerity. The spending reduction is expected to allow the Government to achieve its primary balance target without sacrificing public investment. On March 20, 2012, this amount was increased by R$ 369 million. On the second bimester budget review, the total amount was reduced by R$ 1.3 billion.

On July 17, 2012, the National Congress passed the 2013 Budget Guideline Law. For 2013, the primary surplus established by the law was set in nominal terms at R$155.9bn, equivalent to 3.1% of GDP, of which R$108.1bn (2.15% of GDP) is to be met by the federal government and R$47.8bn (0.95% of GDP), by states and municipalities. Of this amount, the law authorizes a deduction of up to R$45.2bn for priority investments, particularly those under the Growth Acceleration Program (PAC) and the Brazil Without Extreme Poverty program. Accordingly to the law the monthly minimum wage will be raised from R$662.00 to R$667.75, based on the projection for inflation in 2012 (4.7%) and GDP growth in 2011 (2.7%). The macroeconomic assumptions used to prepare the law set the accumulated inflation rate at 4.5% for each of the years 2013, 2014 and 2015. The projected SELIC interest rate is expected to reach 9% in 2013, 8.5% in 2014 and 8% in 2015. The Government projects GDP growth of 4.5% for 2012 and 5.5% for 2013.

Public Finance

In 2011, Brazil’s consolidated public sector primary surplus was R$128.7 billion (3.1% of GDP), compared to R$101.7 billion (2.7% of GDP) in 2010. In May 2012, the public sector registered a primary surplus of R$ 2.7 billion, compared to R$ 7.5 billion registered in May 2011. For the 12-month period ended May 31, 2012, the accumulated surplus was R$ 126.8 billion ( 2.9% of GDP).

The consolidated public sector nominal deficit in 2011 was R$108 billion (2.6% of GDP), compared with the R$93.7 billion (2.5% of GDP) consolidated public sector nominal deficit in 2010. The nominal result registered a deficit of R$16.1 billion in May 2012. For the 12-month cumulative data to March 31, 2012, the deficit was R$ 104.1 billion (2.4% of GDP).

Brazil’s accumulated social security deficit in 2011 totaled R$36.5 billion, 22.3% lower than in 2010 when the deficit was R$47.0 billion.

The deficit in the social security system increased R$2.8 billion in June 2012, an increase of 38.1% in real terms compared with the same month in 2011.

Petrobrás, the state-controlled oil company that had historically accounted for approximately 0.5% of the primary surplus of the federal budget in nominal terms, was removed from the calculation of the primary surplus beginning in 2009. Eletrobrás, the state-controlled electricity holding company that historically had accounted for approximately 0.2% of the primary surplus of the federal budget in nominal terms, was also removed from the calculation of the primary surplus beginning in 2010. The IMF publication Government Finance Statistics 2001 suggests that federal state-owned companies not be included in the fiscal accounts of the public sector.

Public Debt

In March 2012, the Brazilian National Treasury released the Annual Public Debt Report 2011 and the Annual Borrowing Plan 2012. The Annual Public Debt Report 2011 presents the main federal public debt (FPD) results and achievements over the past year, based on the objectives, guidelines and targets defined by the Annual Borrowing Plan 2011. The document also describes the evolution of the macroeconomic environment, the National Treasury institutional achievements and the Treasury Direct (internet based retail sales program) outcomes.

Brazil’s net public sector debt as of December 31, 2011 stood at R$1,508.5 billion (36.4% of GDP), compared to R$1,475.8 billion (or 39.1% of GDP) as of December 31, 2010. Brazil’s General Government Gross Debt (GGGD or DBGG) totaled R$2,243.6 billion (54.2% of GDP) as of December 31, 2011, compared to R$2,011.5 billion (53.4% of GDP) as of December 31, 2010. On May 31, 2012, Brazil’s net public sector debt stood at R$ 1,492.21billion (35% of GDP), and Brazil’s GGGD stood at R$ 2,425.8 billion (56.9% of GDP).

Brazil’s federal public debt stood at R$1,866.4 billion as of December 31, 2011, compared with R$1,694.0 billion on December 31, 2010. On June 30, 2012, Brazil’s domestic federal public debt (DFPD or DPMFi) totaled approximately R$ 1,881.65 billion, compared to R$1,729.46 billion on June 30, 2011. Brazil’s external federal public debt (EFPD or DPFe) stood at R$89.05 billion on June 30, 2012, compared to R$75.97 billion on June 30, 2011. The federal floating rate (Selic rate) debt decreased to R$ 460.5 billion (23.4%% of FPD) on June 30, 2012, from R$ 558 billion (30.9% of FPD) on June 31, 2011, while fixed rate debt increased to R$777.5 (39.5% of FPD) on June 30, 2012, from R$688.3 billion (38.1% of FPD) on June 30, 2011.

The average maturity of Brazil’s federal public debt was 3.27 years in December 2007, 3.50 years in December 2008, 3.53 years in December 2009, 3.51 years in December 2010 and 3.62 years in December 2011. In June 2012, the average maturity of Brazil’s federal public debt was 3.78 years. Approximately R$551.9 billion, or 28% of the total federal public debt outstanding as of June 30, 2012, is scheduled to mature on or before June 2013. During 2008, 2009, 2010 and 2011, the National Treasury continued to buy back its outstanding external debt bonds as part of its continuing EFPD Buyback Program that started in January 2007. The Buyback Program’s main goal is to improve Brazil’s sovereign yield curve through repurchases of Brazil’s external bonds in the secondary market. Since January 2007, the repurchases have amounted to U.S.$13.5 billion in principal amount.

On April 4, 2011, Fitch Ratings upgraded Brazil’s foreign and local currency Issuer Default Ratings (IDRs) to “BBB” from “BBB-” with a stable outlook and its Country Ceiling to “BBB+” from “BBB”. On October 25, 2011, Fitch Ratings affirmed its investment grade rating of “BBB” with a stable outlook on Brazil’s foreign and local currency IDRs. On June 20, 2011, Moody’s Investors Service lifted Brazil a notch further into investment grade status to “Baa2” from “Baa3” and retained its positive outlook. On November 17, 2011, Standard & Poor’s Ratings Services raised its long-term foreign currency sovereign rating on the Federative Republic of Brazil to ‘BBB’ from ‘BBB-’ and the long-term local currency rating to ‘A-’ from ‘BBB+’. At the same time, S&P affirmed its short-term ratings on the country, at foreign currency ‘A-3’ and local currency ‘A-2’. The outlook on the long-term ratings is stable. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Brazil’s current credit ratings and the rating outlooks currently assigned to Brazil are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Brazil. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. We disclose these ratings because, though we have no control over ratings, they are important to our ability to obtain the financing that we need on terms that are favorable to us. A decision by a rating agency to downgrade our credit rating may have an adverse impact on our ability to access funding and increase our borrowing costs, while an upgrade in our rating may improve our access to funding and reduce our borrowing costs.

On January 19, 2012, the National Treasury issued securities with a present value of approximately R$10 billion in favor of BNDES, as the final tranche of a R$55 billion program to provide funds to BNDES and support long-term corporate investments. Further actions of this kind would require additional approval by the Congress.

In February 2012, the National Treasury Secretariat performed certain securities exchange operations with Extramercado Funds to adjust their portfolio to what was defined by the Resolution CMN no. 4,034, dated November 30, 2011. As a result of these operations, approximately R$61.2 billion in securities linked to the Selic overnight rate were redeemed (an amount equivalent to 11% of the outstanding of LFT securities held by the market), being exchanged for fixed rate securities (LTN and NTN-F) and securities linked to the consumer price index (NTN-B).

On June 11, 2012, the Brazilian National Treasury performed a securities exchange operation with the Assurance Fund for Period of Work (FGTS) in line with the National Treasury’s policy, expressed in its 2012 Annual Borrowing Plan. There was a redemption of R$ 44.1 billion, of which R$ 38.1 billion in LFT and R$ 6 billion in short term fixed-rate securities (LTN). The impact of the FGTS exchange operation on the Federal Public Debt (FPD) is equivalent to a decrease of close to 2% in the share of securities linked to the Selic rate (considering the outstanding as of April 2012) or 7.98% of the outstanding LFT.

On June 21, 2012, the National Treasury issued securities with a present value of approximately R$10 billion in favor of BNDES to provide funds to BNDES and support long-term corporate investments as a part of a package of measures announced by the Federal Government on April 3, 2012.

Brazil has completed the following offerings since December 31, 2010:

•	an offering of U.S.$550,000,000 aggregate principal amount of its 4.875% Global Bonds due 2021 on July 14, 2011;

•	an offering of U.S.$1,100,000,000 aggregate principal amount of its 5.625% Global Bonds due 2041 on November 10, 2011;

•	an offering of U.S.$825,000,000 aggregate principal amount of its 4.875% Global Bonds due 2021 on January 6, 2012; and

•	an offering of R$3,150,000,000 aggregate principal amount of its 8.50% Global BRL Bonds due 2024 on April 27, 2012.